Exhibit 2.1

AMENDMENT TO THE SHARE EXCHANGE AGREEMENT

This addendum amends THE SHARE EXCHANGE AGREEMENT (the “Agreement”), dated as of April 20th, 2020, between Zoompass Holdings, Inc., a Nevada Corporation (“ZPAS”), and Blockgration Global Corp., a Ontario Corporation (“BGC”) and the shareholders of BGC hereto as (the “Shareholders”) (of which each is individually a “Party,” and collectively the “Parties”) .

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

That the original dated and signed April 20th, 2020 which read as follows:

1.2,	Bonus Shares. In addition to the ZPAS Stock and Cashless Warrants issuable as set forth above, the Company shall also issue the following bonus shares and warrants to the Shareholders, on a pro rata basis, within 90 days after the end of each applicable fiscal year:

Shall be amended and replaced with the following:

1.2,	Bonus Shares. In addition to the ZPAS Stock and Cashless Warrants issuable as set forth above, the Company shall also issue the following bonus shares and warrants to AMP Marketing Inc. or such person(s) as directed by AMP Marketing Inc. (“AMP”), (a company whose principals shareholders include Nayeem Alli and Maurice Aziz) in its sole discretion to the Company in respect of the bonus shares and warrants within 90 days after the end of each applicable fiscal year:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ZOOMPASS HOLDINGS, INC.

By: /s/ Manny Bettencourt
Name: Manny Bettencourt
Title: Chief Executive Officer

BLOCKGRATION GLOBAL CORP.

By: /s/ K. Parthiban
Name: Krishnasamy Parthiban
Title: Director

/s/ Maurice Aziz (Witness)
Maurice Aziz